Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces 18% Increase in Revenue, 15% Increase in Net Income and 46% Increase in EBITDA for the Third Quarter of Fiscal 2013

Vancouver, BC – April 17, 2013: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its third quarter operating and financial results for its Molejon gold mine located in Panama. Currency is reported in United States dollars unless otherwise indicated.

Financial Performance
Key Performance Indicator	9 months ended February 28 and February 29		Variation	3 months ended February 28 and February 29		Variation
	FY 2013	FY 2012		FY 2013	FY 2012
Revenue	$82.9 M	$70.3 M	18%	$27.5 M	$18.8 M	46%
Operating profit	$39.1 M	$26.8 M	46%	$14.0 M	$6.3 M	122%
Earnings from operations	$19.4 M	$10.1 M	92%	$6.6 M	$0.5 M	1,220%
Net income	$21.1 M	$18.4 M	15%	$15.8 M	$4.5 M	251%
EBITDA	$31.8 M	$21.8 M	46%	$9.8 M	$3.6 M	172%
Adjusted EBITDA	$39.3 M	$28.0 M	40%	$11.1 M	$5.7 M	95%
Cash cost per ounce	$528	$562	(6%)	$637	$616	3%
Realized gold price	$1,656	$1,647	1%	$1,647	$1,622	2%

Operational Performance
Key Performance Indicator	9 months ended February 28 and February 29		Variation	3 months ended February 28 and February 29		Variation
	FY 2013	FY 2012		FY 2013	FY 2012
· Gold production	56 koz	50 koz	11%	18 koz	14 koz	29%
· Gold Equiv. production	57 koz	51 koz	11%	18 koz	14 koz	29%
· Gold stockpiled (*)	120 koz	85 koz	41%	120 koz	85 koz	41%

(*) Total ounces of gold stockpiled as at the end of each period.

During the third quarter of fiscal 2013, the operating margin of the Company at $14 million, increased by 122% compared to the same period of fiscal 2012. After considering general and administrative expenses and other corporate expenditures, the Company earned from operations $6.6 million during the three months ended February 28, 2013, and $19.4 million on a cumulative basis for the nine months ended February 28, 2013. These earnings from operations represented increases of 1,220% and 92% compared to the same period of fiscal 2012, respectively.

Gold production during the third quarter of fiscal 2013 decreased by 12% as compared to the previous quarter primarily due to works necessary to complete the Molejon gold plant expansion. The capacity expansion (the addition of a fourth ball mill, two additional leach tanks, two additional carbon in pulp tanks, and one additional thickener) was a complex technical achievement because it was largely executed while the plant was in operation. However, equipment did need to be halted at times to allow for the installation of new pipes and pumps on existing circuits and, as a result, production during the third quarter was effected. The plant expansion is now complete with all four ball mills in operation.

For fiscal 2013, the Company expects gold equivalent ounces produced at its Molejon gold mine to be between 75,000 and 80,000 ounces, an increase of 10% compared to fiscal 2012, with cash costs to be within the range of $550 to $600. For fiscal 2014, the company aims to increase production to 90,000 to 100,000 ounces, which will include production from a commercial heap leaching project expected to be commissioned during fiscal 2014.

Lomero-Poyatos Project
In keeping with its objective to return the Lomero-Poyatos mine to production, during the three months ended February 28, 2013, the Company has been progressing on works at Lomero-Poyatos in order to obtain a National Instrument 43-101 (“NI 43-101”) compliant estimate of measured and indicated resources during the fourth quarter of fiscal 2013.

Palmilla Gold Deposit
During the three months ended February 28, 2013 the Company filed a NI 43-101 compliant technical report on the Palmilla Gold Project dated December 11, 2012. The Palmilla deposit is located on the Belencillo concession and associated with the Company’s Molejon gold operations in Panama. The NI 43-101 compliant Pit Constrained mineral inferred resource in the Palmilla deposit are estimated to contain approximately 19.7Mt averaging 0.50 g/t of gold, 0.54 g/t of silver and 0.18% of copper (December 19, 2012, news release).

Agreement with Inmet Mining Corporation
During the three months ended February 28, 2013, the Company and Inmet Mining Corporation with its subsidiary in Panama, Minera Panama, S.A. (collectively, “Inmet”), signed a binding term sheet outlining an agreement for aggregate procurement, land access and use, the settlement of certain claims, the waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Province of Colon, Panama. The total value of the arrangements agreed to by the parties is up to $150 million. The main commercial terms include up to $100 million of aggregate procurement over a three year period to be provided by the Company’s infrastructure division, Panama Desarrollo de Infraestructura, S.A., to the Cobre Panama Project, with a minimum guaranteed amount of $75 million, and the lease over a 10 year period of certain lands owned by the Company for the establishment of temporary and permanent camp space for the Cobre Panama Project for an annual rent of $1.3 million. The remaining value of the agreement consisted of the forgiveness of royalties and the release of certain monetary claims by Inmet.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company’s current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company’s current mineral reserve and mineral resource estimates.

A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company’s control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Ezequiel Sirotinsky
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.